Exhibit 99.2

27-Aug-2015

Establishment of a Subsidiary

UBIC Inc. announced today that its board of directors resolved at a meeting on August 27, 2015, to establish a new company as follows:

1. Purpose of the Establishment of the Subsidiary

In order to accelerate its expansion into the field of marketing based on data analysis using AI technology, UBIC decided to establish Rappa, Inc., which is specialized in marketing operations, including the analysis of information available on the Internet. Following the establishment of Rappa, which is the first UBIC group company to operate in the business to consumer (B to C) sector, UBIC will enter the field of marketing based on data analysis in earnest.

Rappa will engage in digital marketing business, which refers to the provision of information with new value for consumers through the use of UBIC’s proprietary AI technology to analyze information available through Internet sites, including e-commerce sites and buzz marketing sites. The new company will aim to contribute to social development by “enabling individual persons to find information valuable for themselves” and thereby support rich human creativity.

2. Background to the Establishment of the Subsidiary

In recent years, the volume of information on the Internet has continued to increase at an explosive pace due to the rapid diffusion of smartphones and social network sites. Despite being collected and accumulated, such information is not being used in an effective manner at the moment, so it is becoming increasingly difficult for consumers to quickly find what they are looking for from among the mass of information.

UBIC’s data analysis makes use of its proprietary AI technology, which can incorporate and reproduce tacit knowledge from a small volume of information. By using this technology for information analysis in the B to C sector, where it is necessary to identify individual persons’ various preferences and inclinations, Rappa will provide unique services distinct from those of other companies. UBIC’s AI technology has already been put into practice in such fields as litigation support and fraud investigation and achieved substantial results in cases with a high level of urgency and importance. Therefore, we expect this technology to be very promising in the field of marketing.

3. Characteristics of Rappa’s Business

Rappa has an advantage in data analysis that quickly identifies individual persons’ preferences and inclinations with high accuracy by using AI technology to flexibly analyze unstructured text data, which is difficult to analyze using existing technologies. Besides, UBIC’s AI technology can identify preferences and inclinations related to various categories by analyzing data available through multiple web services. As a result, it is possible to provide information which cannot be found through data concerning consumers’ attributes and browsing and purchasing history or through collaborative filtering used in EC sites and which gives individual persons unexpected satisfaction.

By taking advantage of this unique characteristic, Rappa will engage in multiple lines of business, including digital curation service, which provide consumers with information suited to their personal preferences by analyzing text information, such as comments posted on the Internet by consumers, as well as community site operation.

4. Outline of the subsidiary

(1) Company name: Rappa, Inc.

(2) Location: 2-12-23, Kounan, Minato Ward, Tokyo 108-0075

(3) Representative: Takumi Saito, president and representative director

(4) Contents of business:

Digital curation service

Community site operation

Other businesses related to digital marketing

(5) Capital: ¥10 million (as of September 1, 2015)

(6) Share ownership ratio: Fully owned by UBIC, Inc.

(7) Date of establishment: September 1, 2015

(8) Closing date of the annual account: End of March

(9) Relationship with UBIC

(i) Capital relationship: The subsidiary will be established with 100% of its capital provided by UBIC, Inc.

(ii) Personnel relationship: Corporate officers or employees from UBIC will concurrently assume all of the subsidiary’s five executive posts.

(iii) Business relationship: UBIC will conduct transactions with the subsidiary concerning the analysis of marketing data, among other matters.

5. Schedule

Registration date of the establishment of the subsidiary: September 1, 2015

Starting date of business operation: September 1, 2015

6. Impact on earnings

At the moment, the establishment of the subsidiary will have a minimal impact on UBIC’s earnings in the current business year.

When and if the subsidiary’s businesses are expected to have a material impact on future earnings, an announcement will be made.

End